SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U5S

Annual Report

For the Transition Period From October 1, 2001 To December 31, 2001

and

Calendar 2002

Filed pursuant to the

Public Utility Holding Company Act of 1935

by

AGL RESOURCES INC.

Ten Peachtree Place

Atlanta, Georgia 30309

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Table of Contents

Item	Title	Page Number
1	System Companies and Investments Therein as of December 31, 2002	3
2	Acquisitions or Sales of Utility Assets	5
3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	5
4	Acquisition, Redemption or Retirement of System Securities	6
5	Investments in Securities of Nonsystem Companies	6
6	Officers and Directors	6
7	Contributions and Public Relations	12
8	Service, Sales and Construction Contracts	12
9	Wholesale Generators and Foreign Utility Companies	13
10	Financial Statements and Exhibits	13
	Signature	17

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Item 1 - SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

Tier	Name of Company (add abbreviation used herein)	Number of CS Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Type of Business (A)

	AGL Resources Inc. (AGL Resources)					RHC
1	AGL Services Company	100	100%	$(26,823)	$(26,823)	SC
1	Atlanta Gas Light Company (AGLC)	55,352,415	100%	$469,065,898	$469,065,898	GU
2	AGL Rome Holdings, Inc.	100	100%	$1,037,644	$1,037,644	Owns property associated with former manufactured gas plant in Rome, GA
2	AGL Macon Holdings, Inc. *	100	100%	$100	$100	Inactive

1	Virginia Natural Gas, Inc. (VNG)	5,273	100%	$379,675,003	$379,675,003	GU

1	Chattanooga Gas Company (CGC)	10,000	100%	$108,297,746	$108,297,746	GU

1	AGL Peaking Services, Inc. *	100	100%	$1,996,686	$1,996,686	Inactive

1	Georgia Natural Gas Company (GNG)	100	100%	$2,980,175	$2,980,175	N
2	TES, Inc. *	(B)
2	SouthStar Energy Services LLC (SouthStar)	(C)	33%	$11,159,000	$11,159,000	(C)
1	Atlanta Gas Light Services, Inc. *	(B)
1	Georgia Natural Gas Services, Inc.	(B)

1	AGL Investments, Inc. (AGLI)	1	100%	$18,524,793	$18,524,793	IHC
2	AGL Networks, LLC (AGL Networks)	(D)	100%	$(4,076,109)	$(4,076,109)	Owns, designs, constructs, and manages fiber optic networks
2	Sequent, LLC (Sequent)	100	100%	$(1,400,916)	$(1,400,916)	IHC
3	Sequent Energy Management, LP (SEM)	(E)	1%	$2,643,089	$2,643,089	Asset optimization, gas supply services and wholesale marketing and risk management
3	Sequent Energy Marketing, LP *	(F)	1%	$100	$100	Inactive
3	Sequent Holdings, LLC	(G)	100%	$2,899,566	$2,899,566	IHC
4	SEM	(E)	99%	$2,359,566	$2,359,566	Asset optimization, gas supply services and wholesale marketing and risk management
4	Sequent Energy Marketing, LP *	(F)	99%	$900	$900	Inactive
2	Southeastern LNG, Inc.	500	100%	$544,106	$544,106	Owns/operates fleet of LNG tankers
2	Georgia Gas Company *	20	100%	$386,002	$386,002	Inactive
2	AGL Propane Services, Inc.	100	100%	$22,460,145	$22,460,145	N
3	US Propane, LP	(H)	22.36%	$14,678,460	$14,678,460	(H)
2	AGL Energy Corporation	100	100%	$(1,454)	$(1,454)	N
3	US Propane, LLC	(H)	22.36%	$4	$4	IHC
4	US Propane, LP	(H)				(H)
5	Heritage Propane Partners, L.P.	(H)				(H)
2	Trustees Investments, Inc. (TI)	500	100%	$467,605	$467,605	Owns a residential and retail development in Savannah, GA, which is located on or adjacent to manufactured gas plant sites also owned by TI
2	Pivotal Energy Services, Inc. *	100	100%	$100	$100	Inactive
2	Customer Care Services, Inc.	700,000	100%	$(6,244,681)	$(6,244,681)	N
2	Georgia Energy Company *	(I)
2	Pinnacle LNG, Inc. *	(B)

1	AGL Capital Corporation (AGL Capital)	1,000	100%	$594,098.530	$594,098.530	F

1	AGL Interstate Pipeline Company *	100	100%	$100	$100	Inactive

1	Global Energy Resources Insurance Corp. (GERIC)	100,000	100%	$48,819	$48,819	Captive insurance company (formed under authority of Order No. 35-27378) to underwrite multi-year excess liability insurance for AGL Resources

Footnotes including descriptions of System Companies

*

Inactive as of December 31, 2002.

(A)

The following acronyms are used in Item 1:  RHC – registered holding company; F – financing entity; GU – gas utility; N – non-utility; IHC – intermediate holding company; and SC – service company.

(B)

Incorporated, but not organized, as of December 31, 2002.

(C)

As of December 31, 2002, SouthStar was a joint venture in which a subsidiary of AGL Resources was a 50% owner; a subsidiary of Piedmont Natural Gas Company was a 30% owner; and a subsidiary of Dynegy Holdings Inc. was a 20% owner (collectively the Owners). Although AGL Resources owned 50% of SouthStar, it did not have a controlling interest as most matters of significance require the unanimous vote of each Owner’s representative to the governing board of SouthStar. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States. SouthStar was formed and began marketing energy services in Georgia, under the trade name Georgia Natural Gas, in 1998 when that state became fully open to retail natural gas competition.

(D)

As of December 31, 2002, AGLI held a 100% membership interest in AGL Networks.  AGLI as sole owner of AGL Networks has 100% voting power.

(E)

As of December 31, 2002, Sequent held a 1% general partnership interest in Sequent Energy Management, LP valued at $2,643,089 and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Management, LP valued at $2,359,556.

(F)

As of December 31, 2002, Sequent held a 1% general partnership interest and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Marketing, LP.

(G)

As of December 31, 2002, Sequent held a 100% membership interest in Sequent Holdings, LLC.  Sequent as sole owner of Sequent Holdings, LLC has 100% voting power.

(H)

As of December 31, 2002, AGL Propane Services, Inc. owned 22.36% of the limited partnership interests in US Propane, LP and AGL Energy Corporation owned 22.36% of US Propane, LLC, which serves as US Propane, LP’s general partner.  The other limited partners were subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company and Atmos Energy Corporation.  These other companies also were owners of US Propane, LLC.  US Propane, LP owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the limited partnership interests in Heritage Propane Partners, L.P., a marketer of propane through a nationwide retail distribution network.

(I)

AGLI’s investment in Georgia Energy Company was written off during 2002.

AGL Capital Trust I and AGL Capital Trust II are Delaware statutory business trusts established for the purpose of issuing preferred securities.  AGL Resources owns 100% of AGL Capital Trust I common stock valued at $2,637,871, and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures valued at $77,320,000.  AGL Capital owns 100% of AGL Capital Trust II’s common stock valued at $2,569,952 and AGL Capital Trust II owns AGL Capital 8% Junior Subordinated Deferrable Interest Debentures valued at $154,639,175.

The AGL Resources Inc. Political Action Committee, Inc., a Georgia non-profit corporation, collects and disburses employees’ political contributions.

AGL Resources established and funded AGL Resources Private Foundation, Inc., a Georgia non-profit corporation, to provide charitable contributions in the communities in which AGL Resources operates.

Footnotes for system companies dissolved since last filed U5S

•

Cleveland Natural Gas Company, which was incorporated but not organized, was dissolved October 31, 2001.

•

NGV Southeast Technology Center, LLC, an inactive business unit, was dissolved December 28, 2001.

•

Etowah LNG Company, LLC, an inactive business unit, was dissolved December 31, 2001.

•

Retired Main, LLC was dissolved February 20, 2002.

•

Peachtree Pipeline Company, which was incorporated but not organized, was dissolved May 16, 2002.

•

Utilipro Canada Corporation, an inactive business unit, was dissolved August 22, 2002.

•

Utilipro International, Inc., an inactive business unit, was dissolved September 3, 2002.

•

AGL Consumer Services, Inc. was dissolved December 17, 2002.

•

AGL Energy Wise Services, Inc. was dissolved December 17, 2002.

•

Network Energies, LP, an intermediate holding company, was dissolved December 20, 2002.  AGLI held a 1% general partnership interest in Network Energies, LP prior to its dissolution.

•

Network Energies, Inc., an intermediate holding company, was dissolved December 20, 2002.  AGLI held 1,000 shares and 100% of the voting interests in Network Energies, Inc. prior to its dissolution.

Item 2 - ACQUISITIONS OR SALES OF UTILITY ASSETS

None for the three-month transition period ended 12/31/2001.

None for calendar 2002.

Item 3 - ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Commercial Paper Program
Balance as of December 31, 2002	$ 388.6
Highest balance during calendar 2002, occurred on December 19, 2002	$424.3
Interest rate as of December 31, 2002	1.8%
Weighted average interest rate for calendar 2002	2.2%

Balance as of December 31, 2001	$ 384.7
Highest balance during the three months ended December 31, 2001, occurred on December 20, 2001	$ 425.8
Interest rate as of December 31, 2001	3.0%
Weighted average interest rate for the three months ended December 31, 2001	3.4%

AGL Resources guarantees payment of AGL Capital’s $300,000,000 7.125% Senior Notes subject to the terms and conditions of the Guarantee dated March 1, 2001.

AGL Resources guarantees payment of AGL Capital Trust II’s $150,000,000 Trust Preferred Securities subject to the terms and conditions of the Trust Preferred Securities Guarantee Agreement dated May 21, 2001.

AGL Resources fully and unconditionally guarantees all obligations for AGL Capital Trust I’s $75,000,000 Trust Preferred Securities subject to the terms and conditions of the Capital Securities Guarantee Agreement dated as of June 11, 1997.

AGL Capital is a party to interest rate swap transactions (Swaps) in the aggregate amount of $175.0 million of which $100.0 million were executed as a hedge against the fair value of the 7.125% Senior Notes due 2011 and $75.0 million were executed as a hedge against the fair value of AGL Capital Trust II's 8% Trust Preferred Securities due 2041.  AGL Resources guarantees payments related to the Swaps.

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Item 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

None for the three-month transition period ended 12/31/2001.

During 2002, Atlanta Gas Light Company retired, with cash, upon maturity, the following long-term debt:

8.20% Series B Medium-term Notes due April 1, 2002	$ 45,000,000
7.55% Series B Medium-term Notes due November 19, 2002	$ 15,000,000
7.45% Series B Medium-term Notes due November 26, 2002	$ 5,000,000
7.50% Series B Medium-term Notes due December 2, 2002	$ 10,000,000
7.65% Series B Medium-term Notes due December 15, 2002	$ 4,000,000
7.65% Series B Medium-term Notes due December 10, 2002	$ 4,000,000
7.50% Series B Medium-term Notes due December 16, 2002	$ 5,000,000
7.50% Series B Medium-term Notes due December 16, 2002	$ 5,000,000

Item 5 - INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

None for the three-month transition period ended 12/31/2001.

None for calendar 2002.

Item 6 - OFFICERS AND DIRECTORS

Part I.

Information regarding the officers and directors of AGL Resources system companies and investments is set forth below as of April 22, 2003.  Additional information is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2003 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2002, each of which is incorporated herein by reference.

Unless specified otherwise, the principal business address for all system company officers and directors is Ten Peachtree Place, Atlanta, GA 30309.

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	AGL Resources	AGSC	AGLC	AGL Rome Holdings, Inc.	AGL Macon Holdings, Inc.
Bryan Batson			VP
Isaac Blythers			P
Jeffrey P. Brown	AGC, VP		AGC, VP
Ralph Cleveland			VP
Charles R. Crisp	D
John W. Ebert	AGC
Andrew W. Evans	T, VP	T	T, VP	T	T
Dan Hennig	VP
Robert S. Jepson, Jr.	D
Arthur E. Johnson	D
Kristin R. Kirkconnell	CIO
Wyck A. Knox, Jr.	D
Catherine Land-Waters	SVP	VP
Dennis M. Love	D
Kevin P. Madden	EVP
Richard T. O’Brien	CFO, EVP, PAFO	D	CFO, D, VP
Melanie M. Platt	SVP		D
Elizabeth W. Reese			VP
D. Raymond Riddle	D
Paula G. Rosput	C, CEO, D, P, PEO	D, P	C, D, PEO	D, P	D, P
Gene Rozgonyi	CRO, VP
James A. Rubright	D
Paul R. Shlanta	GC, S, SVP	D, S, VP	D, GC, S, SVP	CS, D, VP	CS, D, VP
Suzanne Sitherwood			VP
Lindsay Thomas	SVP
Felker W. Ward, Jr.	D
Harriette Watkins	VP

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	VNG	CGC	AGL Peaking Services, Inc.	GNG	SouthStar
Bryan Batson
Isaac Blythers		EVP, GM
Mike Braswell					COO, EVP
Ralph Cleveland	VP
Andrew W. Evans	T	T	T	T, VP	MC
Catherine Land-Waters					MC
Henry P. Linginfelter	D, P
Richard T. O’Brien	D	D	D	CFO, D, EVP
Melanie M. Platt		D
Elizabeth W. Reese	Ctr, VP	Ctr, VP
Paula G. Rosput	C, D	D	D, P	D, P
Paul R. Shlanta	S	D, S, VP	CS, D,VP	CS, D, VP

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	AGLI	AGL Networks	Sequent	SEM	Sequent Holdings, LLC
Chris Bogdanski		VP
Jeffrey P. Brown		VP
Harry M. Collins 1000 Louisiana Suite 1975 Houston, TX 77002			AS, GC, VP	AS, GC, VP	AS, GC, VP
Andrew W. Evans	T	T	AS, VP	AS, VP	AS, VP
Richard Fehl 1000 Louisiana Suite 1975 Houston, TX 77002		SVP
Robert M. Flavin 1000 Louisiana Suite 1975 Houston, TX 77002			EVP	EVP	EVP
Dana A. Grams 1000 Louisiana Suite 1975 Houston, TX 77002			VP	VP	VP
George B. Grey, IV 1000 Louisiana Suite 1975 Houston, TX 77002			VP	VP	VP
R. Eric Martinez 1000 Louisiana Suite 1975 Houston, TX 77002		EVP
William H. Novak 1000 Louisiana Suite 1975 Houston, TX 77002			VP	VP	VP
Richard T. O’Brien	CFO, D, VP	D			CM
Paula G. Rosput	D, P	D, P			CM
Paul R. Shlanta	D, S, VP	D, S, VP	CS, VP	CS, VP	CM, CS, VP
Gordon Stark 1000 Louisiana Suite 1975 Houston, TX 77002		VP

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	Southeastern LNG, Inc.	AGL Propane Services, Inc.	AGL Energy Corporation	TI	Customer Care Services, Inc.
Linda S. Bubacz 300 Delaware Avenue 9th Floor Wilmington, DE 19801		AT
Joan L. Dobrzynski 300 Delaware Avenue 9th Floor Wilmington, DE 19801		D
Andrew W. Evans	T, VP			T	T
Francis B. Jacobs, II 300 Delaware Avenue 9th Floor Wilmington, DE 19801			D
Gwen Martini		AS, D, T	AS, D, T
Richard T. O’Brien	CFO, D, EVP			D
Lisa M. Oakes 300 Delaware Avenue 9th Floor Wilmington, DE 19801			AT
Elizabeth W. Reese					Ctr, VP
Paula G. Rosput	D, P			D, P	D
Paul R. Shlanta	CS, D, VP	D, P, S	D, P, S	D, S	CS, VP

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	AGL Capital	GERIC	Heritage Propane Partners, LP	AGL Resources Inc. Political Action Committee, Inc.	AGL Resources Private Foundation, Inc.
Bradley K. Atkinson			VP
Mark A. Darr			VP
Andrew W. Evans	VP		DGP
James E. Bertelsmeyer			C, D, DGP
Bill W. Byrne			DGP
William N. Cantrell			DGP
Codan Management Romasco Place Wickhams Cay I P.O. Box 3140 Road Town, Tortola British Virgin Islands		S
Stephen L. Cropper			DGP
David J. Dzuricky			DGP
Royston K. Eustace			DGP
Michael L. Greenwood			CFO, VP
Robert W. Grier 2325-B Renaissance Drive Las Vegas, NV 89119	AT, D
David R. Hancock 2325-B Renaissance Drive Las Vegas, NV 89119	AS
H. Michael Krimbill			CEO, D, DGP, P
Gwen Martini	D, T
R. C. Mills			COO, EVP
Richard W. Moore				AS, AT, D
Murray Nicol		D
Richard T. O’Brien		D	DGP		D, T, VP
Kevin M. O’Hara			DGP
William H. Park, Jr.				CS, D, T
Melanie M. Platt					C, D, P
J. Patrick Reddy			DGP
Thomas H. Rose			VP
Eugene Rozgonyi		D, T, VP
Paula G. Rosput					D
J. Charles Sawyer			DGP
Paul R. Shlanta	D, P, S	D, P
R. Lindsay Thomas				D, P
USA Offshore Management, B.V.I. Limited Romasco Place Wickhams Cay I Road Town, Tortola British Virgin Islands		AS
Paul I. Wagner		D, VP
Curtis L. Weishahn			VP
J. D. Woodward			DGP

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AGC – Associatet General Counsel

AS – Assistant Secretary

AT – Assistant Treasurer

C – Chairman

CEO – Chief Executive Officer

CFO – Chief Financial Officer

CIO – Chief Information Officer

CM – Committee Member

COO – Chief Operating Officer

CRO – Chief Risk Officer

CS – Corporate Secretary

Ctr – Controller

D – Director

DGP – Director of the General Partner

EVP – Executive Vice President

GC – General Counsel

GM – General Manager

MC – Member of Management Committee

P – President

PAFO – Principal Accounting and Financial Officer

PEO – Principal Executive Officer

S – Secretary

SVP – Senior Vice President

T – Treasurer

VP – Vice President

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Part II.

Banking and Financial Affiliations of Officers and Directors

As of April 29, 2003, none of AGL Resources’ officers or directors has voting affiliations with banking or financial institutions.

Part III.

Information regarding directors and certain executive officers’ compensation, ownership of AGL Resources’ common stock, and participation in bonus and profit-sharing arrangements and other benefits is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2003 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2002, each of which is incorporated herein by reference.

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Item 7 - CONTRIBUTIONS AND PUBLIC RELATIONS

(a)

Payments to any political party, candidate for public office or holder of such office, or any committee or agent therefore.

AGL Resources has established a political action committee and has incurred certain costs in the administration of these committees in accordance with the provisions of the Federal Election Campaign Act and the Public Utility Holding Company Act.  There were no payments or contributions to any political party, candidate for public office or holder of such office or any committee or agent therefore during either the three-month transition period ended 12/31/2001 or calendar 2002.

(b)

Payments to any citizens group or public relations counsel.

None for the three-month transition period ended 12/31/2001.

None for calendar 2002.

Item 8 - SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I

Transaction	Serving Company	Receiving Company	CompensationPaid to Receiving Company Three Months Ended 12/31/2001 (a)	Compensation Paid to Receiving Company Calendar 2002
Gas Transmission and Storage Management	Sequent	VNG	****	****
Gas Transmission and Storage Management	Sequent	CGC	****	****
Gas Transmission and Storage Management	Sequent	AGLC	****	****

(a)

The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

(b)

**** Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

Part II.  Not applicable.

Part III.  None.

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Item 9 - WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Not applicable.

Item 10 - FINANCIAL STATEMENTS AND EXHIBITS

A.1

AGL Resources Annual Report to Shareholders for 2002 is provided as Exhibit A.1 under Form SE.

A.2

AGL Resources Annual Report on Form 10-K for 2002 is provided as Exhibit A.2 under Form SE.

A.3

AGL Resources Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 for 2002 is provided as Exhibit A.3 under Form SE.

B

Exhibit B omitted by permission of the staff.

C.1

Indenture dated as of May 21, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-60248).

C.2

Indenture dated February 20, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-53020).

C.3

Indenture dated June 11, 1997 by and between AGL Resources and The Bank of New York, as trustee (Exhibit 4.1 to the AGL Resources Registration Statement on Form S-4, SEC File No. 333-34483).

C.4

Indenture, dated as of December 1, 1989, between AGLC and Bankers Trust Company, as Trustee (Exhibit 4(a), AGLC Registration Statement on Form S-3, SEC File No. 33-32274).

C.5

Guarantee, dated as of March 1, 2001 is submitted pursuant to request for confidential treatment.  AGL Resources guarantees payment of AGL Capital’s 7 1/8 % Senior Notes subject to the terms and conditions of this guarantee.

C.6

Trust Preferred Securities Guarantee Agreement, dated as of May 21, 2001, between AGL Resources and The Bank of New York as trustee for the benefit of the Holders of the Trust Preferred Securities of AGL Capital Trust II is submitted pursuant to request for confidential treatment.

C.7

Series A Capital Securities Guarantee Agreement, dated as of June 11, 1997, between AGL Resources and The Bank of New York as Capital Securities Guarantee Trustee is submitted pursuant to request for confidential treatment.

C.8

Common Securities Guarantee Agreement, dated as of June 11, 1997, for the benefit of the Holders of the Common Securities of AGL Capital Trust I is submitted pursuant to request for confidential treatment.

D

Tax Allocation Agreement (Exhibit M-1 to the AGL Resources Form U-1/A filed with the SEC on July 31, 2000).

E.1

AGLC Annual Report on FERC Form 2 for Calendar 2002 and the Three-Month Transition Period ended December 31, 2001, as filed with the Georgia Public Service Commission on March 31, 2003, is provided as Exhibit E.1 under Form SE.

E.2a

VNG Annual Report on FERC Form 2 for Calendar 2002, as filed with the Virginia State Corporation Commission on March 31,2003, is provided as Exhibit E.2a under Form SE.

E.2b

VNG Annual Report on FERC Form 2 for the Three-Month Transition Period ended December 31, 2001, as filed with the Virginia State Corporation Commission on March 31,2003, is provided as Exhibit E.2b under Form SE.

E.3

CGC Annual Report on FERC Form 2 for 2002, as filed with the Tennessee Regulatory Authority on March 31, 2003, is provided as Exhibit E.3 under Form SE.

E.5

VNG Annual Informational Filing for the Twelve Months Ended September 30, 2002, as filed with the Virginia State Corporation Commission on April 8, 2003, is provided as Exhibit E.5 under Form SE.

E.4

Chart of Accounts for AGL Resources system companies, as of December 31, 2002, pursuant to Rule 26.

F.1a.1

AGL Resources Consolidating Balance Sheets as of December 31, 2002.

F.1a.2

AGL Resources – Distribution Operations Consolidating Balance Sheets as of December 31, 2002.

F.1a.3

AGL Resources – Wholesale Services Consolidating Balance Sheets as of December 31, 2002 are submitted pursuant to request for confidential treatment.

F.1a.4

AGL Resources – Energy Investments Consolidating Balance Sheets as of December 31, 2002 are submitted pursuant to request for confidential treatment.

F.1a.5

AGL Resources – Corporate Consolidating Balance Sheets as of December 31, 2002 are submitted pursuant to request for confidential treatment.

F.1b.1

AGL Resources Consolidating Balance Sheets as of December 31, 2001.

F.1b.2

AGL Resources – Distribution Operations Consolidating Balance Sheets as of December 31, 2001.

F.1b.3

AGL Resources – Wholesale Services Consolidating Balance Sheets as of December 31, 2001 are submitted pursuant to request for confidential treatment.

F.1b.4

AGL Resources – Energy Investments Consolidating Balance Sheets as of December 31, 2001 are submitted pursuant to request for confidential treatment.

F.1b.5

AGL Resources – Corporate Consolidating Balance Sheets as of December 31, 2001 are submitted pursuant to request for confidential treatment.

F.2a

AGL Resources and Subsidiaries Utility Plant Balances as of December 31, 2002 are submitted pursuant to request for confidential treatment.

F.2b

AGL Resources and Subsidiaries Utility Plant Balances as of December 31, 2001 are submitted pursuant to request for confidential treatment.

F.3a.1

AGL Resources Consolidating Statements of Income for Calendar 2002.

F.3a.2

AGL Resources – Distribution Operations Consolidating Statements of Income for Calendar 2002.

F.3a.3

AGL Resources – Wholesale Services Consolidating Statements of Income for Calendar 2002 are submitted pursuant to request for confidential treatment.

F.3a.4

AGL Resources – Energy Investments Consolidating Statements of Income for Calendar 2002 are submitted pursuant to request for confidential treatment.

F.3a.5

AGL Resources – Corporate Consolidating Statements of Income for Calendar 2002 are submitted pursuant to request for confidential treatment.

F.3b.1

AGL Resources Consolidating Statements of Income for the three months ended December 31, 2001.

F.3b.2

AGL Resources – Distribution Operations Consolidating Statements of Income for the three months ended December 31, 2001.

F.3b.3

AGL Resources – Wholesale Services Consolidating Statements of Income for the three months ended December 31, 2001 are submitted pursuant to request for confidential treatment.

F.3b.4

AGL Resources – Energy Investments Consolidating Statements of Income for the three months ended December 31, 2001 are submitted pursuant to request for confidential treatment.

F.3b.5

AGL Resources – Corporate Consolidating Statements of Income for the three months ended December 31, 2001 are submitted pursuant to request for confidential treatment.

F.4a

AGL Resources and Subsidiaries Consolidating Statements of Retained Earnings for the year ended December 31, 2002 are submitted pursuant to request for confidential treatment.

F.4b

AGL Resources and Subsidiaries Consolidating Statements of Retained Earnings for the three-month transition period ended December 31, 2001 are submitted pursuant to request for confidential treatment.

F.5a

AGL Resources and Subsidiaries Consolidating Statements of Cash Flows for the year ended December 31, 2002 are submitted pursuant to request for confidential treatment.

F.5b

AGL Resources and Subsidiaries Consolidating Statements of Cash Flows for the three-month transition period ended December 31, 2001 are submitted pursuant to request for confidential treatment.

G

Financial data schedule is no longer required.

H

Not applicable.

I

Not applicable.

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SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.  The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

/s/ Richard T. O'Brien
By: Richard T. O'Brien
AGL Resources Inc. Executive Vice President and Chief Financial Officer
(Signature and printed name and title of signing officer)
Date: May 1, 2003

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